Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@eversheds-sutherland.com

February 27, 2024

VIA ELECTRONIC FILING

Emily Rowland, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20002

Re:	Axxes Private Markets Fund; Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2; File Nos. 333-274313 and 811-23898

Dear Ms. Rowland:

On behalf of Axxes Private Markets Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) telephonically, on February 12, 2024, regarding the Fund’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-274313 and 811-23898) (the “Registration Statement”) filed on EDGAR on January 17, 2024. The Staff’s comments are set forth below and are followed by the Fund’s responses.

GENERAL

1.             Throughout the Registration Statement there is disclosure suggesting the Fund may make direct investments in Underlying Investments ─ i.e., investments outside of the Investment Funds managed by the Core Independent Managers (not including investments in the Fund’s 10% liquidity bucket). Will the Fund be making any direct investments? If so, please clarify what these investments will be and what the investment adviser’s investment process is. For example on pg. 2 of the prospectus, what is meant by “the Fund is permitted to invest directly…through or alongside certain Investment Funds sponsored or managed by an Investment Manager in the Investment Manager’s buyout and growth equity opportunities on a deal by deal basis.”

Response:              The Fund will not, as a principal investment strategy, invest directly in Underlying Investments, and has updated the disclosure accordingly. The Fund may, in limited circumstances, as described in the section “Investment Program - Investment Process” make investments not managed by a Core Independent Manager.

2.             The “Investment Program” section should disclose the types of principal investments the Investment Funds will make, for example, please disclose if there are investments outside of Direct Access Co-Investments or Secondary Investments (such as primaries), and which sectors will be principal.

Response:              The Fund will not invest in primaries and has updated the relevant disclosure to clearly state: “The Fund does not intend to allocate its assets to primary investments (or “primaries”) in new funds being raised by an Investment Manager.” For the avoidance of doubt, the Fund does not consider an Investment Fund managed by a Core Independent Manager for the purpose of making Direct Access Co-Investments and/or Secondary Investments to be a “primary” fund. With regards to sector exposure, the Fund does not intend to focus on or favor any one sector, and may have exposure to any or all of the sectors listed in the “Investment Program” section.

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Emily Rowland, Senior Counsel February 27, 2024 Page 2

3.             The disclosure states that “Each Core Independent Manager may invest in the Fund alongside existing shareholders, provided that no such investment will be made that would cause a Core Independent Manager to be an “affiliated person” of the Fund under the 1940 Act.” Please explain in the disclosure how the Fund will assure that such investments will be made to avoid “affiliation” under the Company Act.

Response:              The Fund has revised the referenced disclosure as follows: “Each Core Independent Manager may invest in the Fund alongside existing shareholders, provided that no such investment will be made that would cause a Core Independent Manager to be an “affiliated person” of the Fund under the 1940 Act (i.e., at no time will a Core Independent Manager own 5% or more of the Fund’s outstanding voting securities or otherwise control the Fund).”

4.             We note that in your response letter filed with the Registration Statement (the “January Letter”) you state that the Fund will not have a role in dictating which underlying investments are selected by an Investment Fund. Further, you explained that you might be a lead investor in a particular Investment Fund, but that the Fund would waive all voting rights over 4.99%. In light of this information, please supplementally explain whether having the discretion to select and size underlying investment or to pass on investments when the Fund is a lead investor would amount to control of an Investment Fund under Section 2(a)(9) of the 1940 Act. Similarly, please address the issue of control in light of the due diligence process you have disclosed and the investment adviser’s decision-making authority with respect to selecting, sizing and passing on investments.

Response:             Section 2(a)(9) in relevant part defines control as “the power to exercise a controlling influence over the management or policies of a company.” While Axxes Advisors LLC (the “Advisor”) performs its own diligence and may dictate the selection and size of investment for the Fund within the Investment Fund, the Fund has no control over the Investment Fund as a whole. The Investment Funds are managed by the Core Independent Mangers, and the Core Independent Managers source potential investments for the Investment Funds. The Investment Funds are commingled private investment vehicles that are not created for the purpose of holding the Fund’s investments. The Advisor does not source investments for the Investment Funds. The Investment Funds are structured so that certain limited partners (including the Fund) may “opt out” of a particular investment. As such, when presented with an investment opportunity, the Advisor, on behalf of the Fund, performs due diligence in order to determine whether to exercise the Fund’s “opt out” rights. The diligence performed by the Advisor is consistent with what would be expected of any limited partner in an “opt-out” style fund. If the Fund “opts out” of a particular investment, this has no bearing on whether the Investment Fund makes a particular investment for the benefit of the other limited partners (i.e., the Fund cannot “veto” any investments of the Investment Fund that other investors want exposure to). If the Fund elects to participate in an investment, it may dictate the size of the Fund’s investment, however, the Fund does not dictate the overall size of the investment made by the Investment Fund. Based on the foregoing, and the information provided in the January Letter, the Fund will not “control” the Investment Funds for purposes of Section 2(a)(9) of the 1940 Act.

COVER PAGE

5.             In the section “Securities Offered” please clarify that the waiver of investment minimums only applies to Class I shares.

Response:             The Fund has revised the language to clarify that the waiver of investment minimums is only applicable to Class I Shares.

6.             In the section “Securities Offered” please revise the following sentence “However, under no circumstances will a Financial Intermediary accept an initial investment from an investor in an amount less than $25,000, whether aggregating orders or otherwise,” to state “However, under no circumstances will a Financial Intermediary accept an initial investment from an investor in an amount less than $25,000, whether from an individual investor’s contribution to an aggregated order or an individual investor’s investment on its own.”

Response:              The Fund has revised the referenced sentence (as it appears throughout the Registration Statement) as requested.

Emily Rowland, Senior Counsel February 27, 2024 Page 3

Prospectus Summary

Investment Program

7.             Please clarify what is meant by “primary focused” in the following sentence, and whether the Fund will invest in primaries: “The Fund does not intend to allocate its assets to primary focused investment interests (or “primaries”) in new funds being raised by an Investment Manager.”

Response:              See response to Comment 2.

8.             In the sentence “Investment Funds and/or portfolio companies comprising the Fund’s Underlying Investments may be domiciled in the United States or outside the United States, though the Fund will principally invest in U.S.-domiciled investments.” Please clarify what is meant by the last word “investments.”

Response:              The Fund has revised the referenced disclosure as follows: “The portfolio companies that underlie the Fund’s Underlying Investments may be domiciled in the United States or outside the United States, though the Fund will seek to principally have exposure to U.S. domiciled portfolio companies. The Advisor intends for the Fund to have limited exposure to emerging market countries.”

9.             The Fund has a policy to not invest more than 25% of its total assets in any one Underlying Investment. Please explain supplementally how this limitation will be implemented and tracked in practice.

Response:             The Fund revises the response provided regarding this comment (Comment 11) in the January Letter. The Fund will determine, at the time of investment, whether a particular investment will constitute more than 25% of its total assets. The Fund does this by dividing the amount of the investment by its total assets at the time of investment. The Fund does not monitor investments already made as it relates to the 25% limitation. As a practical matter, the Fund does not anticipate any investments in a particular Underlying Investment to be close to 25% of the Fund’s total assets (except perhaps during the Fund’s initial ramp up period). Currently, the Fund anticipates it will invest approximately 30% of its assets in Investment Funds managed by a particular Core Independent Manager, and it is anticipated that each Investment Fund will hold multiple investments.

10.           In the sentence “The Fund may at any time determine not to invest in Investment Funds managed by the Core Independent Managers and, instead, may determine to allocate its assets to Investment Funds not managed by, or otherwise linked to, a Core Independent Manager,” please clarify what is meant by “not otherwise linked to” a Core Independent Manager.

Response:              The Fund has deleted “or otherwise linked to” from the referenced sentence.

Core Independent Managers

11.           In the last paragraph under “Core Independent Managers” please use consistent language with regards to describing the Core Independent Manager’s role with respect to an Investment Fund (i.e., managed, sourced, etc.).

Response:              The Fund believes the terms currently used in this section (e.g., the Investment Funds “managed” by the Core Independent Managers) are consistent with the rest of the disclosures in the Registration Statement.

Emily Rowland, Senior Counsel February 27, 2024 Page 4

Risk Factors

12.           In the bullet point that begins: “The Fund will invest in Investment Funds, which may result in indirect expenses…” please use the word “will” instead of “may.”

Response:              The Fund has made the requested revision.

Management Fee

13.           In the following sentence, please revise the last clause to state “and/or Underlying Independent Managers,” “The Management Fee is separate from the asset-based fees and incentive fees in respect of the Investment Funds and/or Underlying Investments paid to Core Independent Managers or Underlying Independent Managers and indirectly borne by Fund shareholders.”

Response:              The Fund has made the requested revision.

Expense Limitation Agreement

14.           Are (ii) and (iv) in the description of “Specified Expenses” the same? Do any of the fees in (iv) relate to any direct investments made by the Fund in an Underlying Investment?

Response:              Items (ii) and (iv) are not the same, as (ii) refers to acquired fund fees and expenses, while (iv) covers expenses related to secondary offerings made by the Fund, direct co-investments (to the extent the Fund were to engage in such a transaction, although not currently contemplated as part of the Fund’s strategy) and any expenses related to investments generally (such as brokerage fees which may be incurred by the Fund related to its 10% liquidity bucket).

15.           In the definition of “Specified Expenses” in (ii) please use the defined term for underlying fund.

Response:             The Fund respectfully declines to make the revision, as the term “underlying fund” here is used in the general sense and does not refer to Underlying Investments. Fees associated with Underlying Investments would be captured when calculating fees related to the Investment Funds. The term “underlying fund” is meant to capture a situation where the Fund invests in another fund that is not an Investment Fund (for example as part of the 10% liquidity bucket).

INVESTMENT PROGRAM

16.           In the section “Investment Objective and Strategy” please remove “generally” from the sentence beginning “Investment Funds are generally excluded from the definition of investment company…”

Response:              The Fund has removed the term “generally” from the referenced sentence.

17.           In the section “Private Equity Asset Class” what is meant by “segment” in the sentence, “The Fund may invest in all segments of private equity on a global basis.

Response:              The Fund notes that earlier in the paragraph, the term “segment” is described as “the type and financing stage of the investment, the geographic region in which the investment is made and the vintage year.”

Emily Rowland, Senior Counsel February 27, 2024 Page 5

18.           In the section “Types of Investment Structures” you mention that the Fund could potentially invest in going private transactions. If this is a principal strategy, please mention earlier in the prospectus.

Response:              The Fund confirms that investing in going private transactions is not a principal strategy.

TYPES OF INVESTMENTS AND RELATED RISKS

19.           In the “Risks Related to the Structure of Investment Funds – Nature of Investment Funds” you state “most of the Investment Funds in which the Fund invests are not subject to the provisions of the 1940 Act,” please remove the term “most” or clarify. Additionally, please remove the term “generally” from the sentence beginning “Investment Funds generally are exempted from…”

Response:              The Fund has removed the terms “most” and “generally” from the referenced sentences.

20.           To the extent the disclosure in the last two sentences of the “Direct Access Co-Investments” risk factor is not in the due diligence section of the prospectus, please add that disclosure to the due diligence section.

Response:              The Fund has revised the due diligence disclosure to include the requested information.

21.           If reverse repurchase agreements will be a principal strategy of the Fund, please mention this sooner in the prospectus, and add mention to the leverage disclosures.

Response:              The Fund confirms that investing in reverse repurchase agreements will not be a principal investment strategy of the Fund, but the Fund may invest in such instruments for cash management purposes. The Fund has moved this risk factor to the section “Other Risks.”

OTHER RISKS

22.           In the section, “Possible Exclusion of a Shareholder Based on Certain Detrimental Effects,” please add, with respect to the reputational injury bullet, that the Fund would only exercise this redemption right in a manner that does not unfairly discriminate against shareholders and complies with Rule 23c-2.

Response:             The Fund has added the requested disclosure at the end of the bulleted list of involuntary repurchases, as this applies to all items in the list, not just reputational injury.

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Emily Rowland, Senior Counsel February 27, 2024 Page 6

Please do not hesitate to call me at (202) 383-0176 or Krisztina Nadasdy at (614) 468-8292 if you have any questions or require any additional information.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Andrea Ottomanelli Magovern, Assistant Director

Asen Parachkevov, Branch Chief

Krisztina Nadasdy, Esq., Eversheds Sutherland (US) LLP